UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
 Darden Restaurants, Inc.
(Exact name of registrant as specified in its charter)

Florida	59-3305930
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Darden Center Drive, Orlando, Florida	32837
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐
Securities Act registration statement file number to which this form relates:
N/A (if applicable).
Securities to be registered pursuant to Section 12(g) of the Act:
None.

Item 1. Description of Securities to be Registered.
On June 17, 2015, the Board of Directors of Darden Restaurants, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, without par value (the “Common Stock”), of the Company. The dividend is payable on July 3, 2015 (the “Record Date”) to stockholders of record on that date.
Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, without par value (the “Preferred Stock”), of the Company at a price of $156.26 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of June 23, 2015, between the Company and Wells Fargo Bank, N.A., as Rights Agent.
The Board of Directors of the Company authorized the adoption of the Rights Agreement in connection with its strategic real estate plan to pursue a separation of a portion of the Company’s real estate assets. The separation would be achieved through a combination of selected sale leaseback transactions and the transfer of a portion of its real estate assets to a new company (“SpinCo”) followed by a spin-off, split-off or similar transaction, resulting in SpinCo becoming  an independent, publicly-traded company, which is expected to elect to be treated as a real estate investment trust (“REIT”) effective January 1, 2016 (the “REIT transaction”).
In order to preserve the Company's ability to effect a pro rata dividend of the SpinCo shares in connection with the proposed REIT transaction and to facilitate compliance with REIT requirements, the Company's Board adopted a short-term shareholder rights plan to deter any person from acquiring ownership of more than 9.8% of the Company’s outstanding common stock.
In general terms, and subject to certain exceptions, the Rights Agreement restricts any person or group from acquiring beneficial ownership of 9.8% or more of the outstanding Common Stock.
The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is Exhibit 4.1 hereto and is incorporated herein by reference.
The Rights. Initially upon declaration, the Rights will be attached to all certificates of Common Stock representing shares then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (“Distribution Date”) will occur upon the earlier of:

•
10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 9.8% or more of the outstanding Common Stock (the “Stock Acquisition Date”), other than as a result of: (i) a “Qualified Offer,” as described below, (ii) repurchases of Common Stock by the Company, (iii) acquisitions directly from the Company in one or more transactions approved by the Board of Directors or otherwise with the prior approval of the Board of Directors, or (iv) certain inadvertent actions by institutional or certain other stockholders; and

•	10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.
Until the Distribution Date:

•
the Rights will be evidenced by the Common Stock certificates (or, in the case of uncertificated shares, including shares reflected on the direct registration system, by notations in the book entry accounts) and will be transferred with and only with such Common Stock;

•	new Common Stock certificates issued after the record date will contain a notation incorporating the Rights Agreement by reference; and

•	the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.
The Rights are not exercisable until the Distribution Date. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only Common Stock issued prior to the Distribution Date will be issued with the Rights.
Exercise. On or after the Distribution Date, each Right (other than Rights owned by an Acquiring Person) will initially entitle the holder to purchase one one-thousandth of a share of Preferred Stock for a purchase price of $156.26 (subject to adjustment) (the “Exercise Price”).
Flip-In. If a person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the option of the Company, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void. However, the Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.
Qualified Offer. In addition, the Rights would not be exercisable in the event of an offer for all outstanding shares of Common Stock which constitutes a “Qualified Offer.” A Qualified Offer is any tender offer or exchange offer for all of the outstanding shares of Company Common Stock.
Flip-Over. If, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
Exchange. The Company may, at any time after there is an Acquiring Person, until the time specified in the Rights Agreement, exchange all or part of the then-outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of Common Stock pursuant to a one-for-one exchange ratio, subject to adjustment.
Redemption. At any time prior to the earlier of the close of business on (i) the tenth business day following the Stock Acquisition Date and (ii) the final expiration date upon which the Rights will expire, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right (subject to adjustment in certain events) payable, at the election of the Board, in cash, shares of Common Stock or other consideration considered appropriate by the Board of Directors. Immediately upon the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.
Amendment. Any of the provisions of the Rights Agreement may be amended without the approval of the holders of the Rights or Common Stock at any time prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting or enhancing the rights of, and/or the benefits to, the holders of Rights.
Expiration. The Rights will expire on the earlier of (i) June 23, 2016 and (ii) the first business day following the completion of the REIT transaction, unless extended or earlier redeemed or exchanged by the Company as described below.

No Rights as a Stockholder; Other Matters. Until a Right is exercised, the holder of the Right, as such, is not entitled to any separate rights as a stockholder of the Company (such as voting or dividend rights). Although the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for shares of Common Stock (or other consideration) or for shares of common stock of an acquiring company or if the Rights are redeemed.
Preferred Stock Provisions. The value of one one-thousandth of a share of Preferred Stock is intended to approximate the value of one share of Common Stock. Each share of Preferred Stock, if issued:

•	will entitle its holder to quarterly dividend payments equal to $1.00, or an amount equal to the dividend paid on 1,000 shares of Common Stock, whichever is greater;

•
will entitle its holder upon liquidation to receive $1,000 (plus an amount equal to any accumulated, accrued and unpaid dividends thereon), or an amount equal to the payment made on 1,000 shares of Common Stock, whichever is greater;

•	will entitle its holder to a payment equal to the payment made on 1,000 shares of Common Stock if shares of Common Stock are exchanged via merger, consolidation or a similar transaction;

•	will have the same voting power as 1,000 shares of Common Stock; and

•	will not be redeemable.

 Item 2. Exhibits

Exhibit No.	Description

3.1
Articles of Amendment to the Articles of Incorporation, to be filed with the Secretary of State of the State of Florida on June 23, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 23, 2015).

4.1
Rights Agreement, dated as of June 23, 2015, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2015).

Signature
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 23, 2015

DARDEN RESTAURANTS, INC.

By:	/s/ C. Bradford Richmond
Name: C. Bradford Richmond
Title: Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1
Articles of Amendment to the Articles of Incorporation, to be filed with the Secretary of State of the State of Florida on June 23, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 23, 2015).

4.1
Rights Agreement, dated as of June 23, 2015, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2015).